                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            Tyco International Ltd.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   902120 10
                                 (CUSIP Number)

Alberto Cribiore
c/o The Clayton & Dubilier Private                         David A. Brittenham
  Equity Fund IV Limited Partnership                       Debevoise & Plimpton
270 Greenwich Avenue                                       875 Third Avenue
Greenwich, Connecticut  06830                              New York, NY  10022
(203) 661-3998                                             (212) 909-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 2, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               The Clayton & Dubilier Private
         S.S. or I.R.S. Identifica-                 Equity Fund IV Limited
         tion Nos. of Above Persons                 Partnership

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      Connecticut
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           PN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Clayton & Dubilier Associates
         S.S. or I.R.S. Identifica-                 IV Limited Partnership
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      Connecticut
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           PN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               B. Charles Ames
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               William A. Barbe
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Alberto Cribiore
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      Italy
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Donald J. Gogel
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Leon J. Hendrix, Jr.
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Hubbard C. Howe
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Andrall E. Pearson
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

CUSIP No. 902120 10                      13D

- --------------------------------------------------------------------------------

1.       Names of Reporting Persons               Joseph L. Rice, III
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box    (a)
         if a Member of a Group       ------------------------------------------
                                      (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds
                                   00 (see item 3)
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                                                 --------
- --------------------------------------------------------------------------------
6.       Citizenship or Place of
         Organization                      U.S.A.
- --------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power
Beneficially                                                   0
Owned by Each                       --------------------------------------------
Reporting Person                    (8) Shared Voting
with                                    Power              7,208    (see item 5)
                                    --------------------------------------------
                                    (9) Sole Dispositive Power
                                                               0
                                    --------------------------------------------
                                    (10) Shared Dispositive
                                         Power                 0    (see item 5)
- --------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                    7,208    (see item 5)
- --------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)              Less than 0.1%
- --------------------------------------------------------------------------------

14.      Type of Reporting Person           IN

- --------------------------------------------------------------------------------

                  AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.50 per share ("Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). The principal executive office of the Issuer is located at One Tyco Park, Exeter, New Hampshire 03833.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The securities of the Issuer to which this statement relates were acquired pursuant to the Merger (the terms of which were described in the Joint Proxy Statement, dated September 21, 1994, of the Issuer and Kendall International, Inc. ("Kendall")).

                  On March 2, 1995, The Clayton & Dubilier Private Equity Fund IV Limited Partnership ("Fund IV") sold in connection with a public offering (the "Offering") made pursuant to a registration statement on Form S-3 (Registration No. 33-57509) filed with the Securities and Exchange Commission
(i) 4,654,000 shares of Common Stock, (ii) warrants (the "A Warrants") representing the right to purchase 17,400 shares of Common Stock pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "A Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, (iii) warrants (the "B Warrants") representing the right to purchase 18,608 shares of Common Stock pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "B Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, and (iv) rights ("Reallocation Rights") to purchase 10,511 shares of Common Stock pursuant to the Equity Reallocation Agreement, dated as of July 7, 1992, as amended (the "Equity Reallocation Agreement"), among the Issuer (as successor in interest to Kendall), certain shareholders of Kendall (now shareholders of Tyco) and Mellon Bank, N.A. as successor escrow agent (the "Escrow Agent").

                  In connection with the Offering, Clayton & Dubilier Associates III Limited Partnership ("Associates III") sold (i) A Warrants representing the right to purchase 9,393 shares of Common Stock pursuant to the A Warrant Agreement, (ii) B Warrants representing the right to purchase 10,240 shares of Common Stock pursuant to the B Warrant Agreement and (iii) Reallocation Rights to purchase 6,016 shares of Common Stock pursuant to the Equity Reallocation Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No change except the following:

                  As reported in Item 4 above, in connection with the Offering on March 2, 1995, Fund IV sold 4,654,000 shares of Common Stock, A Warrants representing the right to purchase 17,400 shares of Common Stock, B Warrants representing the right to purchase 18,608 shares of Common Stock and Reallocation Rights to purchase 10,511 shares of Common Stock. Following the Offering, Fund IV was the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) under the Act, of up to 7,208 shares of Common Stock (the "Fund Shares"), based upon information furnished to Fund IV by the Escrow Agent. All of such Fund Shares are deposited with the Escrow Agent and may be purchased by holders of Reallocation Rights in accordance with the Equity Reallocation Agreement. Accordingly, Fund IV has the power to vote, but not to dispose of, the Fund Shares. The number of shares (including shares issuable upon the exercise of A Warrants, B Warrants and Reallocation Rights) held by Fund IV has decreased by 4,712,502 shares since the filing of Amendment No. 1 to the Schedule 13D on January 30, 1995, as a result of the Offering and the exercise of Reallocation Rights held by third parties. The Fund Shares constitute less than 0.1% of the outstanding shares of Common Stock.

                  Clayton & Dubilier Associates IV Limited Partnership ("Associates IV") is the sole general partner of Fund IV. Messrs. B. Charles Ames, William A. Barbe, Alberto Cribiore, Donald J. Gogel, Leon J. Hendrix, Jr., Hubbard C. Howe, Andrall E. Pearson and Joseph L. Rice, III are general partners of Associates IV and, as such, share the power to direct the vote and disposition of the securities held by Fund IV. Pursuant to Rule 13d-3(a) under the Act, Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice may be deemed to be the beneficial owners of the securities of Tyco owned by Fund IV. Each of Messrs. Ames, Barbe, Cribiore, Gogel, Hendrix, Howe, Pearson and Rice expressly disclaims such beneficial ownership.

                  Messrs. Cribiore and Rice are also general partners of Associates III and, as such, share the power to direct the vote and disposition of securities held by Associates III. As reported in Item 4 above, in connection with the Offering on March 2, 1995, Associates III sold A Warrants representing the right to purchase 9,393 shares of Common Stock, B Warrants representing the right to purchase 10,239 shares of Common Stock and Reallocation Rights to purchase 6,017 shares of Common Stock. Following the offering, Associates III ceased to beneficially own, pursuant to Rule 13d-

3(d)(1)(i) under the Act, any shares of Common Stock. The number of shares (including shares issuable upon the exercise of A Warrants, B Warrants and Reallocation Rights) held by Associates III has decreased by 25,649 shares since the filing of Amendment No. 1 to the Schedule 13D on January 30, 1995, as a result of the Offering.

                  The price to the public of all shares of Common Stock sold pursuant to the Registration Statement was $50.625 per share. The price per share net of underwriting discounts and commissions was $49.105 per share. The sale price of all A Warrants, B Warrants and Reallocation Rights net of underwriting discounts and commissions and their respective exercise price was $37.165, $33.185 and $37.165, respectively. Following the Offering on March 2, 1995, Fund IV ceased to be the beneficial owner of more than 5% of the shares of Common Stock.

                                   Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1995

                                          THE CLAYTON & DUBILIER PRIVATE
                                            EQUITY FUND IV LIMITED PARTNERSHIP

                                            By:  CLAYTON & DUBILIER ASSOCIATES
                                                   IV LIMITED PARTNERSHIP,
                                                   General Partner


                                            By:  /s/ Alberto Cribiore
                                               -------------------------------
                                               Alberto Cribiore
                                               General Partner

                                          CLAYTON & DUBILIER ASSOCIATES
                                            IV LIMITED PARTNERSHIP


                                          By:    /s/ Alberto Cribiore
                                             ---------------------------------
                                             Alberto Cribiore
                                             General Partner


                                               *
                                          ------------------------------------
                                                 B. Charles Ames


                                               **
                                          ------------------------------------
                                                 William A. Barbe


                                                 /s/ Alberto Cribiore
                                          ------------------------------------
                                                 Alberto Cribiore


                                               *
                                          ------------------------------------
                                                 Donald J. Gogel


                                               **
                                          ------------------------------------
                                                 Leon J. Hendrix, Jr.

                                               *
                                          ------------------------------------
                                                 Hubbard C. Howe


                                               **
                                          ------------------------------------
                                                 Andrall E. Pearson


                                               *
                                          ------------------------------------
                                                 Joseph L. Rice, III


* By Power of Attorney granted on November 4, 1994 and filed as Schedule C to the Schedule 13D filed on November 4, 1994.

** By Power of Attorney granted on January 30, 1995 and filed as Schedule C to Amendment No. 1 to Schedule 13D filed on January 30, 1995.

                                                                     Schedule A

                  Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Schedule is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  March 9, 1995

                                          THE CLAYTON & DUBILIER PRIVATE
                                            EQUITY FUND IV LIMITED PARTNERSHIP

                                            By:  CLAYTON & DUBILIER ASSOCIATES
                                                   IV LIMITED PARTNERSHIP,
                                                   General Partner


                                            By:  /s/ Alberto Cribiore
                                               -------------------------------
                                               Alberto Cribiore
                                               General Partner

                                          CLAYTON & DUBILIER ASSOCIATES
                                            IV LIMITED PARTNERSHIP


                                          By:    /s/ Alberto Cribiore
                                             ---------------------------------
                                             Alberto Cribiore
                                             General Partner


                                               *
                                          ------------------------------------
                                                 B. Charles Ames


                                               **
                                          ------------------------------------
                                                 William A. Barbe


                                                 /s/ Alberto Cribiore
                                          ------------------------------------
                                                 Alberto Cribiore


                                               *
                                          ------------------------------------
                                                 Donald J. Gogel


                                               **
                                          ------------------------------------
                                                 Leon J. Hendrix, Jr.

                                               *
                                          ------------------------------------
                                                 Hubbard C. Howe


                                               **
                                          ------------------------------------
                                                 Andrall E. Pearson


                                               *
                                          ------------------------------------
                                                 Joseph L. Rice, III


* By Power of Attorney granted on November 4, 1994 and filed as Schedule C to the Schedule 13D filed on November 4, 1994.

** By Power of Attorney granted on January 30, 1995 and filed as Schedule C to Amendment No.1 to Schedule 13D filed on January 30, 1995.